KIRKLAND LAKE GOLD LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of Kirkland Lake Gold Ltd. (the "Company") will be held at the offices of Cassels Brock & Blackwell LLP, Suite 2100, 40 King Street West, Toronto, Ontario M5H 3C2 on May 4, 2017 at 4:30 p.m. (Toronto time) for the following purposes:

1.	to receive and consider the audited consolidated financial statements of the Company as at and for the years ended December 31, 2016 and 2015, together with the report of the auditors thereon;

2.	to appoint KPMG LLP, Chartered Professional Accountants as auditor of the Company and authorize the board of directors to fix their remuneration;

3.	to fix the number of directors to be elected at the Meeting at eight;

4.	to elect the directors of the Company for the ensuing year;

5.

to consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution approving the long term incentive plan of the Company as a treasury based plan, that will enable the Company to satisfy its payment obligations under share units issued under such plan by way of issuance of common shares from treasury, including, without limitation, with respect to previously granted share units, and to approve all unallocated share units issuable under the long term incentive plan;

6.

to consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution approving the deferred share unit plan of the Company as a treasury based plan, that will enable the Company to satisfy its payment obligations to non-employee directors under deferred share units by way of issuance of common shares from treasury, including, without limitation, with respect to previously granted deferred share units, and to approve all unallocated deferred share units issuable under the deferred share unit plan;

7.

to consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution approving certain amendments to the incentive stock option plan of the Company, as more particularly described under the heading “Business of the Meeting – Approval of Stock Option Plan Amendments” in the Company’s management information circular (the “Circular”); and

8.	to transact such further or other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

This notice is accompanied by a form of proxy, the Circular, and the audited consolidated financial statements of the Company as at and for the years ended December 31, 2016 and 2015. Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company (the “Board”) has fixed the close of business on March 27, 2017 as the record date for the Meeting, being the date for the determination of the registered holders entitled to notice and to vote at the Meeting and any postponement(s) or adjournments(s) thereof.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof in person are requested to complete, date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment(s) or postponement(s) thereof. The Board has by resolution fixed 4:30 p.m. (Toronto time) on May 2, 2017 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement(s) or adjournment(s) of the Meeting as the time by which proxies to be used or acted upon shall be deposited with the Company’s transfer agent, in accordance with the instructions set forth in the accompanying Circular and the form of proxy. The time limit for deposit of proxies may be waived or extended by the Meeting Chair at his or her discretion without notice.

DATED at Toronto, Ontario as of the 7th day of April, 2017

BY ORDER OF THE BOARD

(Signed) “Eric Sprott”
Chairman of the Board

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting.